1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

May 5, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Elizabeth Bentzinger, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund Trust (the “Fund”)

(File No. 2-89729; 811-03980)

Dear Ms. Bentzinger:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class C shares of the Global Multi-Asset Income Portfolio (the “Portfolio”), filed with the Commission on March 6, 2015.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 132 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 5, 2015.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.         Please include the ticker symbol for Class C and please update the Portfolio’s information on the Edgar system to reflect the same.

Response 2.                               The disclosure has been revised accordingly and the Edgar system has been updated to include the ticker symbol for the Portfolio’s Class C shares.

Comment 3.                            Please revise the disclosure to indicate the specific date on which the Portfolio’s fee waiver is expected to expire.

Response 3.                               We respectfully acknowledge your comment; however, we believe that the current disclosure complies with the requirements of Item 3 of Form N-1A.

Comment 4.                           Please revise the disclosure to indicate that the Portfolio’s turnover rate is not available because the Portfolio has not been operational for at least one year.

Response 4.                               We respectfully acknowledge the comment and note that the disclosure has been revised to reflect that the Portfolio was seeded on April 30, 2015, and, as of that date, no portfolio turnover occurred.

Comment 5.                            Please supplementally confirm the basis for the “Other Expenses” of the Portfolio.

Response 5.                               Because Class C shares of the Portfolio and the Portfolio itself have been in operation for less than six months, pursuant to Instruction 6(a) of Item 3 of Form N-1A, the Portfolio has disclosed in a footnote to the fee table that “Other Expenses” are based on estimated amounts for the current fiscal year.

Comment 6.                           Consistent with the Staff’s position regarding funds with “Global” in their name, please confirm that the Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Response 6.                               We confirm that the Portfolio invests a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Comment 7.                            Please confirm supplementally that the fee waiver arrangement for the Portfolio is reflected in the Portfolio’s Expense Example only in the period(s) for which the fee waiver arrangement is expected to continue.

Response 7.                               We confirm that the fee waiver is reflected in the Portfolio’s Expense Example for those periods for which the fee waiver is expected to continue.  Pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  Morgan Stanley Investment Management Inc., the investment adviser to the Portfolio, expects the fee waiver and/or expense reimbursement to continue indefinitely, unless terminated by the Fund’s Board of Trustees.

Comment 8.                           Please revise the disclosure to include duration risk.

Response 8.                               We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure addresses duration risk in the section entitled “Portfolio Summary—Principal Risks—Fixed Income Securities,” in the fourth paragraph of the section entitled “Details of the Portfolio—Principal Risks” and the section entitled “Additional Information about the Portfolio’s Investment Strategies and Related Risks—Duration.”

Comment 9.                           Please consider including disclosure on the risks associated with investing in a newly launched Portfolio.

Response 9.                               We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure is appropriate.

Comment 10.                    Please consider including disclosure that investment in fixed income securities may include floating and/or variable rate instruments.

Response 10.                        We respectfully acknowledge the comment; however, we believe that the Portfolio’s current Prospectus disclosure addresses these instruments in the section entitled “Portfolio Summary—Principal Investment Strategies,” in the second paragraph of the section entitled “Details of the Portfolio—Approach” and the section entitled “Additional Information about the Portfolio’s Investment Strategies and Related Risks—Fixed Income Securities.”

Comment 11.                    Please expand the disclosure of credit risk to include the sensitivity of fixed income securities to default and changes in credit ratings.

Response 11.                        We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure is appropriate.

Comment 12.                     Please revise the disclosure to indicate that the Portfolio may invest in securities that are in default as a permissible investment strategy.

Response 12.                        We respectfully acknowledge the comment; however, we respectfully note that the Portfolio’s investment strategy disclosure states that the Portfolio may invest in high yield securities. The disclosure relating to high yield securities in the section of the Portfolio’s Prospectus entitled “Details of the Portfolio—Principal Risks” indicates that the Portfolio’s investment in high yield securities may include securities currently in default.

Comment 13.                    Please consider expanding the disclosure on interest rate risk.

Response 13.                        We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure is appropriate.

Comment 14.                    Please revise the disclosure to include the types of swaps in which the Portfolio may invest.

Response 14.                        We respectfully acknowledge the comment; however, we believe that the Portfolio’s current disclosure addresses the types of swaps in which the Portfolio may invest in the section of the Prospectus entitled “Additional Information about the Portfolio’s Investment Strategies and Related Risks—Derivatives—Swaps” and the section of the Statement of Additional Information entitled “Investments and Risks—Swaps.”

Comment 15.                    Please revise the disclosure to state that junk bonds are speculative in nature.

Response 15.                        We acknowledge the comment; however, we respectfully note that the Portfolio’s current disclosure states that junk bonds are speculative investments in the fifth paragraph of the section entitled “Details of the Portfolio—Principal Risks” and the section entitled “Additional Information about the Portfolio’s Investment Strategies and Related Risks—High Yield Securities.”

Comment 16.                    Please revise the disclosure to include that the investment objectives of the Portfolio may not be changed without shareholder approval.

Response 16.                        The disclosure has been revised accordingly.

Comment 17.                    Please revise the disclosure to confirm the credit ratings of the high yield fixed income securities in which the Portfolio may invest.

Response 17.                        The disclosure has been revised accordingly.

Comment 18.                     Please explain supplementally the Portfolio’s asset segregation policies with respect to the Portfolio’s writing options.

Response 18.                        We hereby confirm that the Portfolio will segregate assets in an amount sufficient to comply with applicable SEC guidelines. With respect to written put options, the Portfolio will segregate liquid assets in an amount equal to the market value of the exercise price (less any margin deposit).  With respect to written call options, the Portfolio will segregate liquid assets in amount equal to the market value of the underlying instrument (less any margin deposit) of the call option.  Should segregated assets decline in value, the Portfolio will segregate additional assets or reduce its position in the option.

Comment 19.                     Please revise the disclosure to state the Share Class into which Class C shares may be automatically converted.

Response 19.                        We have revised the disclosure to correctly reflect that Class C shares are not automatically convertible into any other share class.

Comment 20.                     Please revise the disclosure to provide the legal basis for which the Portfolio may close accounts due to frequency of trading.

Response 20.                        We respectfully acknowledge the comment; however, we believe that the current disclosure regarding frequent trading is consistent with the requirements of Item 11(e) of Form N-1A.

Comment 21.                     Please revise the disclosure to remove references to sales charge in connection with Class C shares.

Response 21.                        We respectfully acknowledge the comment; however, we believe that the current disclosure accurately discusses sales charge, including contingent deferred sales charges (“CDSC”) potentially applicable to Class C shares.

Comment 22.                     Please revise the disclosure on CDSC to include: (i) the amount of the CDSC, (ii) that the CDSC may be determined according to the lesser of net asset value or offering price and (iii) the method of calculating the CDSC.

Response 22.                        We respectfully acknowledge the comment; however, we would respectfully note that the amount of CDSC which can be charged in connection with the redemption of Class C shares is fully disclosed in the Portfolio’s prospectus.

We would note that the disclosure has been revised to (i) state that CDSC will be determined based on the lesser of (a) the then market value of the shares or (b) the historical cost of the shares (i.e., amount actually paid for the shares at the time of original purchase); and (ii) state with greater specificity the method of calculating CDSC.

Comment 23.                     Please revise the disclosure to format information on the Portfolio’s CDSCs and 12b-1 fees in one place.

Response 23.                        We respectfully acknowledge the comment; however, we believe that the current disclosure is consistent with the requirements of Form N-1A.

Comment 24.                     Please revise the disclosure to include the amount of time until an investor is informed that an exchange order was rejected, should the Portfolio do so.

Response 24.                        We respectfully acknowledge the comment; however, we believe that the current disclosure is consistent with the requirements of Item 11(c) of Form N-1A.

Comment 25.                     Please revise the disclosure to state that the Fund may only cancel purchase requests or, alternatively, include the legal basis with which the Fund may cancel redemption requests.

Response 25.                        We respectfully acknowledge the comment; however, we believe that the current disclosure is consistent with the requirements of Item 11(c) of Form N-1A.

Comment 26.                     In the section titled “Shareholder Information—Frequent Purchases and Redemptions of Shares,” please describe the policies and procedures adopted by the Board of Trustees with respect to frequent purchases and redemptions of Portfolio shares by shareholders.

Response 26.                        We respectfully acknowledge your comment, however, we believe that the Portfolio has satisfied the requirements of Item 11(e)(4)(iii) of Form N-1A with the required specificity relating to the Portfolio’s market timing policies and procedures. Consistent with Item 11(e)(4)(iii)(F), as disclosed in the section entitled “Shareholder Information—General,” certain patterns of past exchanges and/or purchase or sale transactions involving the Portfolio may result in the Portfolio rejecting, limiting or prohibiting, at its sole discretion and without prior notice additional purchases and/or exchanges and may result in a shareholder’s account being closed.  Determinations in this regard may be made based on the frequency or dollar amount of the previous exchanges or purchase or sale transactions.  Currently, the Fund, with respect to the Portfolio, has not adopted a policy to use the restrictions stated in Item 11(e)(4)(iii)(A)-(E) of Form N-1A, and therefore has not included these in the prospectus disclosures.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 27.                     In the section titled “Investment Limitations,” please revise the disclosure to include the borrowing and issuance limitations under the Investment Company Act of 1940, as amended.

Response 27.                        We respectfully acknowledge your comment; however, we believe that the current disclosure complies with the requirements of Item 16 of Form N-1A. The Portfolio’s limitations with respect to borrowing are additionally disclosed in the section titled “Investments and Risks—Borrowing.”

Comment 28.                     Please confirm supplementally that the Portfolio complies with the 15% limitation on investment in illiquid securities under the 1940 Act.

Response 28.                        We confirm that, as disclosed in the section of the section of the Statement of Additional Information entitled “Investments and Risks—Non-Publicly Traded Securities, Private Placements and Restricted Securities,” as a general matter, the Portfolio may not invest more than 15% of its net assets, determined at the time of investment, in illiquid securities.

Comment 29.                     Please revise the disclosure to reconcile the wired fund payment requirements with the payment timing in the Prospectus.

Response 29.                        The disclosure has been revised accordingly.

Comment 30.                     Please revise the disclosure to include whether the involuntary redemption and/or conversion of shares is subject to any applicable CDSC.

Response 30.                        We respectfully acknowledge the comment; however, we note that the Portfolio’s current disclosure indicates that no CDSC will be charged on involuntary redemptions.  As noted above in Response 19, the disclosure has been revised to reflect that Class C shares are not subject to involuntary conversion into any other share class.

Comment 31.                     Please revise the disclosure to state the name and address of each person who controls the Portfolio and the effect on other security holders.

Response 31.                        We have revised the disclosure to state the name and address of each person who controls the Portfolio as of a date within 30 days of the filing of Post-Effective Amendment No. 132, consistent with the requirements of Item 18 of Form N-1A.

Comment 32.                     Please revise the disclosure to include the signature of the Principal Accounting Officer of the Fund.

Response 32.                        We acknowledge the comment; however, we would respectfully note that the Principal Financial Officer of the Fund performs a similar function as that of a Principal Accounting Officer.  Accordingly, we believe that the

Fund’s registration statement has been executed in a manner consistent with the requirements of Section 6(a) of the Securities Act of 1933, as amended.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Gladys Chang of Morgan Stanley at (212) 296-6147 (tel) or (212) 507-8213 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc:                                Joseph C. Benedetti

Daniel E. Burton

Gladys Chang